Filed Pursuant to Rule 424(b)(3)
                                                   Registration No. 333-110259

PROSPECTUS SUPPLEMENT NO. 2
TO PROSPECTUS DATED MARCH 4, 2004


                                  (VISHAY LOGO)


                        $500,000,000 Principal Amount of
                 3 5/8% Convertible Subordinated Notes Due 2023
                                       and
          Shares of Common Stock Issuable Upon Conversion of the Notes
                                 --------------

      This prospectus supplement relates to the resale by the selling securityholders (including their transferees, pledgees or donees or their successors) of up to $500 million aggregate principal amount of 3 5/8% Convertible Subordinated Notes due 2023 issued by Vishay Intertechnology, Inc. and the shares of common stock issuable upon conversion of the notes.

      This prospectus supplement should be read in conjunction with the prospectus dated March 4, 2004, as supplemented, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

      Investing in the notes or the common stock offered by the prospectus involves risks that are described in the "Risk Factors" section beginning on page 7 of the prospectus.

                                --------------

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                --------------

          The date of this prospectus supplement is April 26, 2004.


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      The information in the table appearing under the heading "Selling
Securityholders" beginning on page 54 of the prospectus, as supplemented, is amended by adding the information below with respect to persons not previously listed in the prospectus, and by superceding the information below with respect to persons previously listed in the prospectus.

      The following table sets forth certain information as of the date noted, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each holder at an initial conversion price of $21.28 per share. This conversion price is subject to adjustments in certain circumstances. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes, we have assumed for purposes of the table below that the selling securityholders will sell all of the notes or convert all of the notes and sell all of the common stock issuable upon conversion of the notes offered by the prospectus. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information furnished to us by the selling securityholders will be set forth in prospectus supplements to the extent required.


                                                              Other Shares of
                                                               Common Stock
                                                Shares of      Beneficially
                                Aggregate     Common Stock     Owned Before
                                Principal       Issuable       the Offering
                             Amount of Notes      Upon        and Assumed to
                               Beneficially    Conversion         be Owned
                                 Owned and       of the         Following the
         Name*                    Offered        Notes**         Offering***
---------------------------  ---------------  ------------  -------------------
Alexandra Global Master
Fund LTD(1)                      3,000,000       140,977                    0
The Animi Master Fund, Ltd.(2)  20,000,000       939,849                    0
CSS, LLC(3)                      2,000,000        93,984                    0
JP Morgan Securities Inc.(4)       222,000        10,432          795,622(4A)
Pacific Life Insurance
Company(5)                       1,000,000        46,992                    0



----------------------
*     Other selling securityholders may be identified at a later date.

      Certain selling securityholders are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Each selling securityholder that is a registered broker-dealer is an "underwriter" within the meaning of the Securities Act of 1933.

**    Assumes conversion of all of the holder's notes at a conversion rate of
46.9925 shares of common stock per 1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under "Description of Notes--Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Excludes any additional shares of common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive a cash adjustment for any



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fractional share amount resulting from conversion of the notes, as described under "Description of Notes--Conversion Rights" in the prospectus.

***   Based on the outstanding shares of Vishay as of April 23, 2004, none of the selling securityholders would beneficially own in excess of 1% of the outstanding shares following the sale of securities in the offering.

 1    Alexandra Investment Management, LLC acts as the investment manager for
Alexandra Global Master Fund LTD with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. Mikhail A. Filimonov and Dimitri Sogoloff are managing members of Alexandra Investment Management and the portfolio managers for the fund on behalf of Alexandra Investment Management. Messrs. Filimonov and Sogoloff and Alexandra Investment Management disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to Alexandra Global Master Fund LTD is as of April 22, 2004.

2     Archeus Capital Management, LLC is the Investment Manager for The Animi
Master Fund, Ltd., the Selling Security Holder with respect to the securities indicated in the table. Accordingly, Archeus Capital Management, LLC has voting and dispositive power of the securities held by The Animi Master Fund, Ltd. Peter Hirsch is a Managing Member of Archeus Capital Management, LLC and its Chief Investment Officer on behalf of The Animi Master Fund, Ltd. The information set forth in the table relating to The Animi Master Fund, Ltd. is as of April 21, 2004.

3     Michael J. Carusillo and Clayton Struve are the managing members of CSS,
LLC and as such have voting and dispositive power over the securities held by CSS. Messrs. Carusillo and Struve disclaim beneficial ownership of the securities held by CSS, except for their pecuniary interest therein. CSS, LLC is a registered broker-dealer. The information set forth in the table relating to CSS, LLC is as of April 19, 2004.

4     Charlotte Chui is the portfolio manager for JP Morgan Securities Inc. with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by JP Morgan. Ms. Chui disclaims beneficial ownership of the securities held by JP Morgan. JP Morgan Securities Inc. is a registered broker-dealer. JP Morgan was one of the initial purchasers of the notes and helped to facilitate the resale of the notes, pursuant to Rule 144A under the Securities Act. The information set forth in the table relating to JP Morgan Securities, Inc. is as of April 21, 2004.

4A    Includes 17,668 shares of common stock issuable upon conversion of
Vishay's Liquid Yield(TM) Option Notes due 2021.

5     Pacific Life Insurance Company is a mutually owned insurance company owned by policy holders. Larry Card, Elaine Havens, Simon Lee and Rex Olson are the portfolio managers of Pacific Life Insurance Company with respect to the securities held by Pacific Life Insurance Company and as such have voting and dispositive power over the securities held by Pacific Life Insurance Company. Ms. Havens and Messrs. Card, Lee, and Olson disclaim beneficial ownership of the securities held by Pacific Life Insurance Company. The information set forth in the table relating to Pacific Life Insurance Company is as of April 23, 2004.

      Except as a selling securityholder, and as described above in this prospectus supplement, no selling securityholder listed in the above table has had any material relationship with us or any of our affiliates within the past three years.


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